Exhibit 99.4

AGENDA

for the Annual General Meeting of Shareholders of ASML Holding N.V. (“the Company”), to be held at the Evoluon, Noord Brabantlaan 1-A, Eindhoven, on Thursday, March 23, 2006, beginning at 14.00 hours (CET).

1.	Opening.
2.	Overview of the Company’s business and financial situation.
3.	Discussion of the Annual Report 2005 and adoption of the financial statements for the financial year 2005, as prepared in accordance with Dutch law.
4.	Discharge of the members of the Board of Management from liability for their responsibilities in the financial year 2005.
5.	Discharge of the members of the Supervisory Board from liability for their responsibilities in the financial year 2005.
6.	Clarification of the reserves and dividend policy.
7.	Proposal to amend the Articles of Association of the Company.
•	In relation to the cancellation of the priority shares.
•	In relation to a possible amendment of applicable law to extend the term for the record date.
8.	Adoption of the revised Remuneration Policy for the Board of Management.
9.	Stock- and stock option arrangements.
(a)

Approval of the performance stock arrangement for the Board of Management and authorization of the Board of Management to issue the performance stock pursuant to this performance stock arrangement, subject to the approval of the Supervisory Board.

(b)

Approval of the performance stock option arrangement for the Board of Management and authorization of the Board of Management to issue the stock options pursuant to this performance stock option arrangement, subject to the approval of the Supervisory Board.

(c)

Approval of the number of stock options available for ASML employee stock option arrangements and authorization of the Board of Management to issue stock options pursuant to these stock option arrangements for the ASML employees, subject to the approval of the Supervisory Board;

(d)	Authorization of the Board of Management to issue 22,000 sign-on stock and 22,000 sign-on stock options to Mr. K.P. Fuchs.
10.	Composition of the Board of Management.

Notification of the intention of the Supervisory Board to appoint Mr. K.P. Fuchs as member of the Board of Management effective March 23, 2006.

11.	Composition of the Supervisory Board.

Nomination by the Supervisory Board of Mr. J.A. Dekker for re-appointment to the Supervisory Board, effective March 23, 2006.

12.	Composition of the Supervisory Board in 2007.
•	Notification that Mr. H. Bodt will retire by rotation in 2007.
13.

Proposal to authorize the Board of Management to issue shares or rights to subscribe for shares in the capital of the Company within the limits set forth in the Articles of Association of the Company, as well as to restrict or exclude the pre-emption rights accruing to shareholders.

(a)

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, limited to 10% of the issued capital at the time of the authorization.

(b)

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under a), subject to approval from the Supervisory Board.

(c)

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to issue shares or rights to subscribe for shares in the capital of the Company, subject to the approval of the Supervisory Board, for an additional 10% of the issued capital at the time of the authorization, which 10% can only be used in connection with or on the occasion of mergers and/or acquisitions.

(d)

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to restrict or exclude the pre-emption rights accruing to shareholders in connection with the issue of shares or rights to subscribe for shares as described under c), subject to approval from the Supervisory Board.

14.

Proposal to authorize the Board of Management for a period of 18 months from March 23, 2006, to acquire such a number of shares in the Company’s capital as permitted within the limits of the law and the Articles of Association of the Company, for valuable consideration, on Euronext Amsterdam N.V. or the Nasdaq National Market or otherwise, at a price between, on the one hand, an amount equal to the nominal value of the shares and, on the other hand, an amount equal to 110% of the market price of these shares on Euronext Amsterdam N.V. or the Nasdaq National Market; the market price being the average of the highest price on each of the five days of trading prior to the date of acquisition, as shown in the Official Price List of Euronext Amsterdam N.V. or as reported on the Nasdaq National Market.

15.	Any other business.
16.	Closing.

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